

November 14, 2013

<u>Via E-mail</u>
Hu Xiaoming
Chief Executive Officer
Kandi Technologies Group, Inc.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

    Re: **Kandi Technologies Group, Inc.**
              Amendment No. 1 to Registration Statement on Form S-3
              Filed October 30, 2013
              File No. 333-191283

Dear Mr. Xiaoming:

We have reviewed your responses to the comments in our letter dated October 17, 2013 and have the following additional comments.

<u>General</u>

1. We note that there are outstanding comments on your most recent Form 10-K. Please note that that all such comments must be resolved before we act on a request for acceleration of effectiveness of your Form S-3.

<u>Registration Statement Cover Page</u>

<u>Calculation of Registration Fee Table</u>

2. Based on the amount registered of 1,255,462 shares and proposed price per share of $5.27, it does not appear that the proposed maximum aggregate offering price is $5,925,781. Please revise or advise.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
       Jay Shah, Esq.